FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: July 16, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

Donner Minerals Ltd.

Consolidated Financial Statements
For The Years Ended February 29, 2004 and
February 28, 2003

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	February 29,	February 28,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 2,816,051	$ 1,229,989
Marketable securities and short term investments (note 4)	-	1,037,092
Amounts receivable	14,672	13,770
Advances for exploration (note 7)	905,634	480,173
Deposits and prepaid expenses	2,825	4,862

	3,739,182	2,765,886

Property, plant and equipment (note 5)	29,644	44,075

Investment (note 6)	759,421	61,625

Mineral properties (note 7)	2,628,641	2,603,641

	$ 7,156,888	$ 5,475,227

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 61,620	$ 203,943

Non-controlling interest	425,224	420,559

	486,844	624,502

Shareholders' equity
Share capital (note 8)	36,833,992	35,971,592
Subscriptions (note 8(d))	2,731,600	-
Contributed surplus (note 9)	556,460	163,460
Deficit	(33,452,008)	(31,284,327)

	6,670,044	4,850,725

	$ 7,156,888	$ 5,475,227

Commitments (note 7)

Approved by the Directors:

"Harvey Keats"

"David Patterson"

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended
	February 29,	February 29,	February 28,
	2004	2004	2003

Expenses
Administration & management fees	$ 3,194,999	$ 471,400	$ 676,500
Amortization	150,709	16,081	14,834
Consulting fees	138,557	-	67,600
Exploration expenditures (schedule)	14,901,033	1,088,805	1,168,217
Filing and transfer agent fees	241,744	37,787	29,953
Office and miscellaneous	1,353,614	(265)	221,539
Professional fees	1,733,720	92,243	106,967
Promotion	1,636,018	161,355	285,049
Rent	385,804	48,000	49,200
Salaries and stock-based compensation (note 9)	1,414,528	393,000	116,560
Telephone & communications	248,773	26,444	36,128
Travel	1,009,655	62,922	112,429
Less: operator's fee	(457,648)	-	-
Less: interest income	(908,851)	(35,348)	(75,512)

Loss before other items	(25,042,655)	(2,362,424)	(2,809,464)

Other items
Non-controlling interest	6,486	(4,665)	5,083
Gain (loss) on sale of marketable securities	(229,933)	1,518	-
Loss on disposal of capital assets	(13,396)	(267)	(5,896)
Gain on redemption of convertible debenture (note 6)	267,254	267,254	-
Gain on deemed disposition of investment (note 6)	991,103	991,103	-
Equity in loss of investment (note 6)	(1,060,200)	(1,060,200)	-
Writedown of marketable securities	(699,230)	-	(11,691)
Writedown of investment	(3,791,980)	-	(43,254)
Write-off of mineral properties	(3,075,319)	-	-
Write-off of goodwill	(2,033)	-	-

Net Loss	$ (32,649,903)	$ (2,167,681)	$ (2,865,222)

Basic and diluted loss per share		$ (0.03)	$ (0.05)

Weighted average number of common shares outstanding		72,189,243	56,255,479

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended
	February 29,	February 29,	February 28,
	2004	2004	2003

Accumulated deficit during the exploration
stage, beginning of year	$ -	$ (30,482,222)	$ (27,617,000)

Net loss	(32,649,903)	(2,167,681)	(2,865,222)

Accumulated deficit during the exploration
stage, end of year	(32,649,903)	(32,649,903)	(30,482,222)

Deficit prior to commencement of the
exploration stage	(802,105)	(802,105)	(802,105)

Deficit	$ (33,452,008)	$ (33,452,008)	$ (31,284,327)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended
	February 29,	February 29,	February 28,
Cash provided by (used for):	2004	2004	2003

Operating activities
Net loss	$ (32,649,903)	$ (2,167,681)	$ (2,865,222)
Items not involving cash:
Amortization	150,709	16,081	14,834
Salaries and stock-based compensation	509,560	393,000	116,560
Loss (gain) on sale of marketable securities	229,933	(1,518)	-
Loss on disposal of capital assets	13,396	267	5,896
Gain on redemption of convertible debenture	(267,254)	(267,254)	-
Gain on deemed disposition of investment	(991,103)	(991,103)	-
Equity in loss of investment	1,060,200	1,060,200	-
Writedown of marketable securities	699,230	-	11,691
Writedown of investment	3,791,980	-	43,254
Write-off of mineral properties	3,075,319	-	-
Accrued interest income	(33,317)	-	(23,363)
Non-controlling interest	(6,486)	4,665	(5,083)
Write-off of goodwill	2,033	-	-
Changes in non-cash operating
working capital items (note 11)	(1,200,117)	(566,649)	(4,851)

	(25,615,820)	(2,519,992)	(2,706,284)

Financing activities
Advances to affiliated companies	(431,337)	-	-
Investment from minority interest	23,310	-	-
Subscription proceeds received	2,731,600	2,731,600	-
Common shares issued for cash	33,698,906	862,400	3,741,105

	36,022,479	3,594,000	3,741,105

Investing activities
(Expenditures on) recovery of mineral properties acquisition	(5,718,090)	(25,000)	39,800
Purchases of property, plant and equipment	(234,871)	(1,917)	(33,363)
Long term investments	(799,639)	(499,639)	(20,000)
Purchase of marketable securities and short term investments	(3,336,916)	-	-
Sale of marketable securities and short term investments	2,498,908	1,038,610	2,038

	(7,590,608)	512,054	(11,525)

Increase in cash	2,816,051	1,586,062	1,023,296

Cash and cash equivalents, beginning of period	-	1,229,989	206,693

Cash and cash equivalents, end of period	$ 2,816,051	$ 2,816,051	$ 1,229,989

See note 11 for non-cash financing and investing activities.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements February 29, 2004 (Canadian Dollars)
1.   Nature of Operations

During the fiscal year ended February 28, 1995, the Company was reactivated, with its focus being mineral exploration. As this included the commencement of the Company’s exploration stage of operations, the cumulative figures presented on the statements of operations and cash flows are for the period March 1, 1994 to February 29, 2004.

The Company is in the process of exploring its mineral properties and has not determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.   Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

                 (a)   Principles of consolidation
                               The consolidated financial statements include the accounts of the Company and its 76.69% owned subsidiary, SVB Nickel Company Ltd.
                                Inter-company transactions have been eliminated.

(b)   Cash and cash equivalents
        Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

(c)   Marketable securities and short term investments
       Marketable securities consist of common shares of publicly traded companies. The marketable securities are carried at lower of cost and market value. Short term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

(d)   Property, plant and equipment
                Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office furniture and equipment20% declining balance per annum

        The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

(e)   Mineral properties
   All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

2.   Significant Accounting Policies (cont’d)

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

(f)   Investment
Investments, over which the Company exerts significant influence, are accounted for using the equity method. Under this method, the Company’s share of the earnings and losses is included in operations and its investment therein is adjusted by a like amount. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

(g)   Loss per share
Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

(h)   Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(i)    Financial instruments
The carrying values of cash and cash equivalents, amounts receivable, advances for exploration and accounts payable and accrued liabilities reflected in the balance sheets approximate their respective fair values. The fair value of marketable securities and short term investments and investment is disclosed in notes 4 and 6, respectively.

(j)   Stock-based compensation
The Company’s stock-based compensation plan is described in note 8(f). The Company has adopted the fair value based method (note 3(a)) to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with and the related portion of contributed surplus is credited to share capital.

(k)   Income taxes
Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(l)   Comparative figures
The Comparative consolidated financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

3.   Change in Accounting Policies

(a)   Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $393,000 for the year ended February 29, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 2.60% and an expected life of two years.

(b)   During the year ended February 28, 2003 and effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased net loss for the year by $926,699 (2002 - $222,767) and loss per share by $(0.02) (2002 - $Nil) and as at February 28, 2003 increased advances for exploration by $480,173 and deficit by $13,531,230, decreased mineral properties by $16,557,177 and non-controlling interest by $2,544,910.

4.   Marketable securities and short term investments

			Lower of		Lower of
			Cost and	Market	Cost and	Market
	Type of		Market	Value	Market	Value
	Security	Number	2004	2004	2003	2003

CBX Ventures Inc.	Common	46,250	$ -	$ 10,175	$ -	$ -
Curlew Lake
Resources Inc.	Common	-	-	-	10,000	16,000
Mesa Resources Inc.	Common	-	-	-	1,580	3,475

			-	10,175	11,580	19,475
Money Market Instrument			-	-	1,025,512	1,025,512

			$ -	$ 10,175	$ 1,037,092	$ 1,044,987

5.   Property, plant and equipment

	2004			2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware	$ 63,678	$ 47,059	$ 16,619	$ 24,350
Computer software	13,106	11,724	1,382	5,171
Office equipment and furniture	44,321	32,678	11,643	14,554

	$ 121,105	$ 91,461	$ 29,644	$ 44,075

6.   Investment

		February 29, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares (a)	17.4%	$ 759,421	$ 9,792,900

		February 28, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	2.4%	$ 23,525	$ 51,755
11% convertible debenture	100%	38,100	47,984

		$ 61,625	$ 99,739

(a)   The Company subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at February 29, 2004, the Company owns 8,160,750 common shares of Knight which is approximately 17.4% of the outstanding common shares. This investment is accounted for using the equity method. Knight has directors and officers in common with the Company. The market value was determined using the closing quoted price of Knight’s stock on the TSX Venture Exchange on February 29, 2004 or February 28, 2003 as applicable. As at February 29, 2004, the intrinsic value (market price of $1.20 less exercise price of $0.15) of the 8,000,000 non-transferable share purchase warrants was $8,400,000.

The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to February 29, 2004 was $1,060,200. As a result of share issuances by Knight after March 21, 2003 and up to February 29, 2004, the Company recorded a gain on deemed disposition of $991,103.

(b)   The Company received proceeds on the convertible debenture owing from Knight in the amount of $311,556 which included $31,556 in accrued interest. The convertible debenture was written down in previous periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,254.

7.   Mineral Properties

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

		Refund of
	February 28,	staking and	February 28,	Option	February 29,
Property Acquisition Costs	2002	recording fees	2003	payments	2004

SVB Nickel Claims	$ 1,992,941	$ (39,800)	$ 1,953,141	$ -	$ 1,953,141
Commander Claims	438,500	-	438,500	-	438,500
Northern Abitibi Claims	212,000	-	212,000	-	212,000
Stephens Lake Claims	-	-	-	25,000	25,000

	$ 2,643,441	$ (39,800)	$ 2,603,641	$ 25,000	$ 2,628,641

South Voisey Bay Properties

       The Company’s South Voisey Bay properties (the “Combined Property”) are comprised of the following:
       i)Twenty licences covering about 569 km2 held 100% by SVBN with the exception of a 37.5 km2 held 75% by SVBN (the “SVBN Property”);
      ii)One licence covering about 39.5 km2 owned 52.38% by the Company and 47.59% by Northern Abitibi (the “Donner/Northern Abitibi Property”);
     iii)One Licence covering about 35.5 km² and owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the
         “Donner/Commander Property”).

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in all of the Company’s South Voisey Bay properties by spending $23 million on exploration. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Project.

As at February 29, 2004, Falconbridge has spent a total of $4,662,869 on the South Voisey Bay properties. This amount includes $933,028 on geology, $2,286,703 on geophysics, $962,820 on drilling and $480,318 on other miscellaneous exploration costs. Included in the total number above is a 10% operator’s overhead charge of $423,897. This amount will not be paid by the Company but will go towards Falconbridge’s option earn-in requirements per the terms of the agreement.

TeckCominco Limited (“TeckCominco”) has a right to earn 50% of the Company’s interest in any deposits discovered and developed on the Combined Property. TeckCominco can earn this interest by funding the Company’s share of feasibility costs and arranging the Company’s share of production financing.

As at February 29, 2004, the Company has outstanding share issuance commitments relating to the South Voisey Bay properties as follows:

(a)  A commitment to issue 100,000 shares upon incurring $1 million in exploration on the Turpin claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

       (b)   A commitment to issue 250,000 shares upon incurring $1 million in exploration on the Thistle II claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

There are Net Smelter Royalty (‘NSR’) agreements on certain South Voisey Bay mineral licenses ranging up to 3%.

7.   Mineral Properties (cont’d)

Stephens Lake Property

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company’s option, and applied to future years’ expenditure requirements. The property is located in northeast Manitoba, Canada, and covers approximately 4,000 square kilometers.

As of February 29, 2004, the Company has advanced Falconbridge $3,000,000 of which $2,111,166 has been spent on exploration activities. As at February 29, 2004, there remains $888,834 in advances for exploration.

Labrador Regional Exploration

On December 6, 2001, the Company entered into an agreement with Falconbridge whereby the two companies will jointly explore for nickel, copper and cobalt throughout Labrador not including the South Voisey Bay properties. In order to keep the agreement in good standing, each company shall contribute at least $200,000 per year, of which at least $150,000 will be allocated to regional reconnaissance exploration outside of any acquired properties. The agreement expired on December 31, 2003 and was not renewed. The Company and Falconbridge have not staked any claims and have not acquired any properties under this agreement.

As of February 29, 2004, the Company has expended $373,853 on general geology, geophysics and geochemistry and there remains $16,800 in advances for exploration.

8.   Share Capital

(a)   Authorized: 200,000,000 common shares without par value

(b)   Issued and outstanding:

	Number of
	Shares	Amount

Balance at March 1, 1994	2,315,864	$ 748,288
Cash	950,000	190,000

Balance at February 28, 1995	3,265,864	938,288
Cash	5,237,000	2,407,370
Exercise of warrants	950,000	237,501
Mineral properties	425,000	326,750
Finder's fee	77,898	107,499

Balance at February 29, 1996	9,955,762	4,017,408
Cash	1,000,000	1,588,750
Exercise of warrants	656,312	284,020
Mineral properties	365,000	607,750
Finder's fee	35,000	63,350

Balance at February 28, 1997	12,012,074	6,561,278
Cash	9,598,000	9,855,150
Exercise of warrants	5,893,224	5,892,915
Exercise of options	1,245,459	1,343,527
Mineral properties	340,000	487,800

Balance at February 28, 1998	29,088,757	24,140,670
Cash	7,000,000	3,654,077
Exercise of warrants	1,480,000	1,150,000
Exercise of options	220,900	292,090
Mineral properties	400,000	728,500

Balance at February 28, 1999	38,189,657	29,965,337
Cash	3,750,000	1,350,000
Exercise of warrants	535,000	86,250
Exercise of options	525,000	132,300
Mineral properties	25,000	24,750

Balance at February 29, 2000	43,024,657	31,558,637
Exercise of warrants	400,000	68,000
Exercise of options	1,600,000	240,000
Mineral properties	200,000	22,000

Balance at February 28, 2001	45,224,657	31,888,637
Exercise of options	3,234,500	323,450
Mineral properties	170,000	18,400

Balance at February 28, 2002	48,629,157	$ 32,230,487

8.   Share Capital (cont’d)

(b)   Issued and outstanding:

	Number of
	Shares	Amount

Balance at March 1, 1994	2,315,864	$ 748,288
Cash	950,000	190,000

Balance at February 28, 1995	3,265,864	938,288
Cash	5,237,000	2,407,370
Exercise of warrants	950,000	237,501
Mineral properties	425,000	326,750
Finder's fee	77,898	107,499

Balance at February 29, 1996	9,955,762	4,017,408
Cash	1,000,000	1,588,750
Exercise of warrants	656,312	284,020
Mineral properties	365,000	607,750
Finder's fee	35,000	63,350

Balance at February 28, 1997	12,012,074	6,561,278
Cash	9,598,000	9,855,150
Exercise of warrants	5,893,224	5,892,915
Exercise of options	1,245,459	1,343,527
Mineral properties	340,000	487,800

Balance at February 28, 1998	29,088,757	24,140,670
Cash	7,000,000	3,654,077
Exercise of warrants	1,480,000	1,150,000
Exercise of options	220,900	292,090
Mineral properties	400,000	728,500

Balance at February 28, 1999	38,189,657	29,965,337
Cash	3,750,000	1,350,000
Exercise of warrants	535,000	86,250
Exercise of options	525,000	132,300
Mineral properties	25,000	24,750

Balance at February 29, 2000	43,024,657	31,558,637
Exercise of warrants	400,000	68,000
Exercise of options	1,600,000	240,000
Mineral properties	200,000	22,000

Balance at February 28, 2001	45,224,657	31,888,637
Exercise of options	3,234,500	323,450
Mineral properties	170,000	18,400

Balance at February 28, 2002	48,629,157	$ 32,230,487

(c)   During the year ended February 28, 2003, the Company completed the following private placements:

(i)   The Company issued 4,000,000 common shares at $0.40 per share for gross proceeds of $1,600,000. Along with the common shares, the Company issued 4,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.44 per share expiring on June 4, 2004. Of the 4,000,000 common shares and warrants, 1,325,000 are flow-through. For income tax purposes, the subscription funds of $530,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

(ii)The Company issued 1,666,667 common shares at $0.45 per share for gross proceeds of $750,000 less commission of $56,800. Along with the common shares, the Company issued 1,666,667 share purchase warrants entitling the holder to purchase one additional common share at $0.70 per share if exercised by July 8, 2003 and $0.80 per share if exercised by July 8, 2004.

The Company re-priced 1,666,667 warrants, expiring July 8, 2004, to $0.12 per share. Also, if the trading price of the Company’s shares exceeded $0.15 for ten consecutive trading days, the exercise period would be shortened to 30 days. This forced exercise provision came into effect during the Company’s fourth quarter and the expiry date of the warrants was changed to February 17, 2003. All of the warrants were exercised before this date.

(iii)   The Company issued 10,000,000 common shares at $0.10 per share for gross proceeds of $1,000,000. Along with the common shares, the company issued 10,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.12 per share expiring on December 18, 2004. Of the 10,000,000 common shares and warrants, 4,650,000 are flow-through. For income tax purposes, the subscription funds of $465,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

(iv)   The Company issued 175,000 common shares at $0.20 per share for gross proceeds of $35,000 less costs of $4,900. Along with the common shares, the company issued 175,000 share purchase warrants entitling the holder to purchase one additional common share at $0.21 per share expiring on January 9, 2005. All of the 175,000 common shares and warrants are flow-through. For income tax purposes, the subscription funds of $35,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

8.   Share Capital (cont’d)

(d)   On February 27, 2004, the Company announced a private placement in the amount of $3,277,160. These funds will be raised by the Company issuing a total of 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 for two years. A portion of the units will be flow through units. As at February 29, 2004, the Company has received $2,731,600 in subscription proceeds (note 13(a)).

(e)   As at February 29, 2004, warrants exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

June 4, 2004 (note 13(c))	$0.44	4,000,000
December 18, 2004	$0.12	3,725,000
January 9, 2005	$0.21	175,000

		7,900,000

(f)   The Company has one fixed stock option plan (“The 2003 Stock Option Plan”). Under The 2003 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 14,172,108. The exercise price associated with each grant of options is determined by the Company and is subject to the policies of the TSX Venture Exchange. The maximum term of each option’s life is 10 years. The options vest immediately upon the day they are granted. The following table summarizes the Company’s stock options:

		Weighted-average	Weighted-average
	Shares	exercise price	remaining life (years)

Balance at February 28, 2002	8,924,448	$0.16	8.3
Granted	4,152,000	0.22(i)	7.6
Exercised	(2,118,050)	0.10
Expired	(43,540)	0.10
Cancelled	(300,000)	0.31

Balance at February 28, 2003	10,614,858	0.15	7.6
Granted	4,010,000	0.20	1.8
Exercised	(900,000)	0.12
Cancelled	(305,417)	0.39

Balance at February 29, 2004	13,419,441	$0.17	5.1

(i)    During the year ended February 28, 2003, the exercise price on 2,860,000 options was re-priced to $0.12 per share. The fair value of these options was determined and included in the pro-forma stock-based compensation at February 28, 2003 (note 9).

8.   Share Capital (cont’d)

As at February 29, 2004, stock options exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

April 3, 2004	$0.12	500,000
August 22, 2004	$0.25	150,000
November 14, 2004	$0.12	200,000
April 9, 2005	$0.155	400,000
February 8, 2006	$0.20	3,610,000
February 3, 2008	$0.10	144,000
July 14, 2008	$0.10	363,000
November 22, 2008	$0.10	255,000
November 16, 2009	$0.10	1,255,443
February 1, 2011	$0.10	1,157,865
August 10, 2011	$0.10	712,550
January 16, 2012	$0.12	1,760,000
June 16, 2012	$0.33	500,000
June 16, 2012	$0.43	736,583
November 14, 2012	$0.12	1,675,000

		13,419,441

9.   Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the year ended February 29, 2004, the Company incurred $393,000 of stock compensation cost, calculated by using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 2.60% and an expected life of two years.

During 2003, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended February 28, 2003, the Company incurred $116,560 of stock compensation cost. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred an additional $1,123,620 of stock compensation cost, calculated using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of Company’s share price of 110% and a weighted average annual risk free interest rate of 4.63%.

10.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

10.   Related Party Transactions (cont’d)

	2004	2003

Management fees	$ 378,400	$ 542,000
Interest income	$ 6,202	$ 30,800
Investment	$ 759,421	$ 61,625

11.   Supplementary Cash Flow Information

	2004	2003

Change in non-cash operating working capital items
Amounts receivable	$ (902)	$ 9,571
Advances for exploration	(425,461)	(130,833)
Deposits and prepaid expenses	2,037	1,076
Accounts payable and accrued liabilities	(142,323)	115,335

	$ (566,649)	$ (4,851)

Non-cash investing activities
Marketable securities transferred to investments	$ -	$ 3,525

12.   Income Taxes

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2004	2003

Canadian basic statutory tax rate	37.3%	39.3%

Potential income tax recovery based on reported loss	$ 808,545	$ 1,126,032
Unrecognized tax losses	(464,628)	(697,265)
Temporary differences not recognized during the year	(31,771)	(5,830)
Permanent and other differences	(312,146)	(422,937)

	$ -	$ -

The Company has accumulated non-capital losses of approximately $5,500,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $4,000,000 of capital losses and $14,300,000 of Canadian resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

12.   Income Taxes (cont’d)

	2004	2003

Future income tax assets
Tax value of mineral properties in excess of book value	$ 4,357,747	$ 5,208,762
Non-capital losses carried forward	2,057,994	2,506,234
Capital losses carried forward	1,523,749	1,588,888
Tax value of property, plant and equipment in excess of book value	62,785	59,727
Valuation allowance for future income tax assets	(8,002,275)	(9,363,611)

	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

13.   Subsequent Events

Subsequent to February 29, 2004, the Company:

(a)issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006 (note 8(d)),

(b)issued 500,000 common shares for proceeds of $60,000 pursuant to the exercise of warrants; and

(c)re-priced 4,000,000 warrants, expiring June 4, 2004, to $0.20 per share from $0.44 per share. Also, if the trading price of the Company’s shares exceed $0.25 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days (note 8(e)). The 4,000,000 warrants expired unexercised on June 4, 2004.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)

	Year ended	Year ended
	February 29,	February 28,
	2004	2003

SVB Nickel Claims
Expediting, general labour and supplies	$ -	$ 1,077

Stephens Lake Claims
Drilling	266,901	-
Geochemistry	4,486	-
Geology	87,261	37,641
Geophysics	708,554	980,660
Government grants	(116,483)	(92,679)

	950,719	925,622

Labrador Regional Exploration
Geochemistry	323	121,759
Geology	69,498	108,227
Geophysics	62,514	11,532

	132,335	241,518

Miscellaneous	5,751	-

	$ 1,088,805	$ 1,168,217

FORM 51-901F

Quarterly Report

Incorporated as part of:            X   Schedule A

                     X   Schedule B & C
               (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER               DONNER MINERALS LTD.

ISSUER ADDRESS               1360 – 605 ROBSON STREET
                                                                      VANCOUVER, B.C. V6B 5J3

CONTACT PERSON                                    HARVEY KEATS

CONTACT’S POSITION           PRESIDENT

CONTACT TELEPHONE NUMBER           (604) 683-0564

FOR QUARTER ENDED           FEBRUARY 29, 2004

DATE OF REPORT                                     JULY 13, 2004

CERTIFICATE:

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B and C.

HARVEY KEATS           “Harvey Keats”       July 13, 2004
Name of Director           Signature           Date signed

DAVID PATTERSON       “David Patterson”       July 13, 2004
Name of Director           Signature           Date signed

DONNER MINERALS LTD.    Schedule B
Supplementary Information
For the Year Ended February 29, 2004

1.    Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property acquisition costs and exploration expenditures.

Administration and Management fees:

Management fees	$ 378,400
Accounting	46,500
Secretarial	18,600
General office administration	27,900

$ 471,400

Professional fees:

Audit fees	$ 30,100
Legal fees	15,643
Taxation services	46,500

$ 92,243

2.   Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.   a)   Securities issued during the period

06-Mar-03	Common shares	Warrants	25,000	$0.12	$3,000	Cash	$0
20-Mar-03	Common shares	Warrants	1,500,000	$0.12	$180,000	Cash	$0
13-May-03	Common shares	Warrants	20,000	$0.12	$2,400	Cash	$0
20-May-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
21-May-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
23-May-03	Common shares	Options	25,000	$0.10	$2,500	Cash	$0
23-May-03	Common shares	Options	25,000	$0.12	$3,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
28-May-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
1-Jun-03	Common shares	Warrants	150,000	$0.12	$180,000	Cash	$0
04-Jun-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
05-Jun-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
13-Jun-03	Common shares	Options	100,000	$0.12	$12,000	Cash	$0
23-Jul-03	Common shares	Warrants	200,000	$0.12	$24,000	Cash	$0
07-Aug-03	Common shares	Warrants	350,000	$0.12	$42,000	Cash	$0
08-Aug-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
22-Aug-03	Common shares	Warrants	150,000	$0.12	$18,000	Cash	$0
10-Sep-03	Common shares	Warrants	350,000	$0.12	$42,000	Cash	$0
11-Sep-03	Common shares	Warrants	150,000	$0.12	$18,000	Cash	$0
19-Sep-03	Common shares	Warrants	260,000	$0.12	$31,200	Cash	$0
22-Sep-03	Common shares	Warrants	1,000,000	$0.12	$120,000	Cash	$0
25-Sep-03	Common shares	Warrants	460,000	$0.12	$55,200	Cash	$0
29-Sep-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
06-Oct-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
16-Oct-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
15-Dec-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
22-Dec-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
09-Feb-04	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
10-Feb-04	Common shares	Options	150,000	$0.10	$15,000	Cash	$0
17-Feb-04	Common shares	Options	500,000	$0.12	$60,000	Cash	$0

b)    Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

10-Apr-03	400,000	Employees	$0.155	09-Apr-05
09-Feb-04	1,097,430	Dave Patterson	$0.20	08-Feb-06
09-Feb-04	837,570	Harvey Keats	$0.20	08-Feb-06
09-Feb-04	350,000	Kerry Sparkes	$0.20	08-Feb-06
09-Feb-04	100,000	Rex Gibbons	$0.20	08-Feb-06
09-Feb-04	300,000	Andrew Stewart	$0.20	08-Feb-06
09-Feb-04	925,000	Employees	$0.20	08-Feb-06
4.   a)    Authorized share capital

Unlimited common shares without par value

b)   Issued and outstanding share capital

75,430,541 shares at a recorded value of $36,833,992

c)    Options, warrants and convertible securities

Type of		Exercise
Security	Number	Price	Expiry Date

Options	500,000	$0.12	April 3, 2004
Options	150,000	$0.25	August 22, 2004
Options	200,000	$0.12	November 14, 2004
Options	400,000	$0.155	April 9, 2005
Options	3,610,000	$0.20	February 8, 2006
Options	144,000	$0.10	February 3, 2008
Options	363,000	$0.10	July 14, 2008
Options	255,000	$0.10	November 22, 2008
Options	1,255,443	$0.10	November 16, 2009
Options	1,157,865	$0.10	February 1, 2011
Options	712,550	$0.10	August 10, 2011
Options	1,760,000	$0.12	January 16, 2012
Options	500,000	$0.33	June 16, 2012
Options	736,583	$0.43	June 16, 2012
Options	1,675,000	$0.12	November 14, 2012
Warrants	4,000,000	$0.44	June 4, 2004
Warrants	3,725,000	$0.12	December 18, 2004
Warrants	175,000	$0.21	January 9, 2005

d)Number of shares subject to escrow or pooling agreements

None

5.    Directors and officers of the Company

David Patterson   Director and CEO
Harvey Keats            Director and President
Kerry Sparkes          Director
Rex Gibbons             Director (resigned May 14, 2004)
Ken Thorsen             Director (appointed May 14, 2004)
Laurie Sadler            Director (appointed July 2, 2004)
Andrew Stewart       Secretary

DONNER MINERALS LTD. Schedule C Management Discussion and Analysis For the Year Ended February 29, 2004

Principal Activity of the Company

Donner Minerals Ltd. (the “Company”) is a mineral exploration company with a project in the South Voisey Bay area of Labrador, Newfoundland, and a project in the Stephens Lake area of Manitoba. In June 2004, the Company entered into an agreement to earn an interest in the Rainbow Project located in Nunavut. The Company also carried out regional exploration in Labrador with Falconbridge Limited as part of the Labrador Regional Project.

South Voisey Bay Project, Labrador

The South Voisey Bay Project is located 90 km south of Inco’s Voisey’s Bay deposits. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Recent exploration work on the South Voisey Bay Project has been carried out by Falconbridge. Falconbridge has an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

In April 2003, a 2,200 line kilometre MegaTEM survey was begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey was designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems.

In early July, geological and geophysical follow-up of the airborne MegaTEM electromagnetic anomalies began in order to identify high priority anomalies for diamond drilling. In the North Gabbro area, the geophysical ground follow-up consisted of widely spaced AMT electromagnetic (‘EM’) ground geophysics followed by large loop EM surveys. In the South Gabbro area, geophysical ground follow-up consisted of large loop EM surveys.

In early September the Company announced that three high priority target areas were selected for drilling. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features. The targets also coincide with residual east-west gravity and magnetic features.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

On October 30, 2003, the Company reported that three holes, totalling 1,275 metres, were drilled. No sulphides of economic interest were intersected, however the surface anomalies were explained by the mineralization in the drill holes. A detailed description of the three holes is available in the Company’s news release dated October 30, 2003.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and no further drilling was carried out in the 2003 field season.

Falconbridge has spent approximately $4.8 million to date and had met the requirements up to the end of 2003 to maintain its option. In April 2004, Falconbridge advised the Company that they will not be pursuing their option to earn a 50% interest in the South Voisey Bay Project.

Donner and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Labrador Regional Project

In January 2002, the Company and Falconbridge Limited entered into an agreement (the 'Labrador Regional Agreement') to explore for Voisey’s Bay type nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners agreed to each spend a minimum of $200,000 per year, over a two year period. Any properties acquired would form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest.

In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. The Company and Falconbridge carried out follow-up work in 2003 on areas of interest identified by the 2002 program. The results of this work did not result in the acquisition or staking of any ground. The Labrador Regional Agreement expired on December 31, 2003.

Stephens Lake Project, Manitoba

The Stephens Lake Project covers approximately 4,400 square kilometers, and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. The interpreted extension is known as the Stephens Lake Belt. The Company has the option to earn from Falconbridge a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

The deposits in the Thompson Nickel Belt occur where ultramafic rocks interact with sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

In March 2003, three holes, totalling 992 metres were drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project.

While nickel and copper assays were not significant, the discovery of sulphide iron formation and the occurrence of ultramafic rocks on the property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The EM conductors in the other two holes were explained by the intersection of graphitic sediments. The holes were widely spaced over a 50 kilometre strike length of the Stephens Lake Belt and were drilled on separate geophysical targets.

The Fall 2003 program began with a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey. The survey covered two separate blocks, referred to as the West Block and East Block. The airborne and follow-up horizontal loop electromagnetic and magnetic ground geophysics identified ten distinct target areas for drill testing. A ten hole (approximately 2,500 metre) diamond drill program began in March 2004.

No ultramafic rocks were intersected in any of the drill holes and all conductors were explained by graphite, iron sulphides or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

Donner and Falconbridge have no plans to carry out any further work on the Stephens Lake Project at the present time. However, the property is still in good standing and all data will be thoroughly evaluated before any decision is made on the future of this project.

As of February 29, 2004, the Company has advanced Falconbridge a total of $3,000,000 for Stephens Lake exploration. In order to maintain the Company's option, the Company is required to spend $1,000,000 in exploration expenditures by December 31, 2004. This amount was advanced to Falconbridge during February 2004.

Rainbow Project, Nunavut

On June 4, 2004, the Company signed a non binding letter of intent to enter into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new nickel project in Nunavut know as the Rainbow Project. The 180 square kilometre Rainbow Project is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba. A formal agreement was signed between the parties on June 18, 2004.

The Rainbow Project is characterized by nickel mineralization associated with komatiitic ultramafic rocks, basalts and sedimentary rocks comprising a volcano-sedimentary basin broadly similar to Kambalda in Western Australia, the Thomson Nickel Belt in northern Manitoba and the Raglan area in northern Quebec.

Sporadic exploration of the project area has occurred from the 1940’s, mostly for iron formation hosted gold deposits. In 1977 Noranda prospected for gold, mapped parts of the area, completed an INPUT magnetic / electromagnetic survey, and located nickel sulphide mineralization. Noranda prospected the area further in 1990 and 1991 for high-grade komatiitic nickel deposits.

The Main Zone consists of blocks and boulders of disseminated to massive sulphides, interpreted to be in place or locally derived. Sulphides occur within ultramafic volcanic units or along contacts with mafic members. Mineralization tends to be largely restricted to the lower portion of the ultramafic flows. Sixteen grab samples from the Main Zone range from 1.47% to 2.65% nickel and from 0.15% to 0.46% copper.

A glacial boulder approximately 1 kilometre southeast and down ice from the Main Zone assayed 4.7% nickel. A separate glacial boulder approximately 2 kilometres down ice from the Main Zone assayed 7.4% nickel. The glacial boulders are interpreted to be from the vicinity of the Main Zone, but they may be more locally derived.

Seven grab samples, located approximately 1 kilometre southwest of the Main Zone in an area known as the West Zone, ranged from 0.42% to 0.86% nickel, and from 0.04% to 0.06% copper, however one additional sample assayed 3.00% nickel.

The known nickel sulphide mineralization was not drilled by Noranda. Three short holes were drilled in the area by Inco in the 50’s and may have been in the stratigraphy of interest.

The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. The Company has committed to the first year’s expenditures.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the property.

Provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest by an additional 15% interest in the Specific Project by carrying out a Feasibility Study, and to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

Exploration on the property is expected to begin in July and will consist of an airborne magnetic and electromagnetic survey, a ground magnetic and electromagnetic survey, geological mapping, prospecting and 2,000 metres of diamond drilling. Drilling is expected to begin in August. The program is expected to cost approximately $1,500,000.

Investment in Knight Resources Ltd.

On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 until March 25, 2005.

The Company acquired this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Exploration Limited’s ("Anglo American") West Raglan Project. In January 2003, Knight entered into an Option Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec covering approximately 720 square kilometres of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt. The southern portion of the Cape Smith Belt, referred to as the Delta Horizon, hosts the Expo-Ungava deposit and the Mesamax occurrence.

The eastern edge of the West Raglan Project is located approximately 80 kilometres west of Falconbridge’s Katinniq mine. The West Raglan Project covers 65 kilometers of the prospective Raglan horizon and 65 km of the prospective Delta Horizon.

The 2003 program began with a 4,500 line kilometre, deep penetrating SPECTREM airborne electromagnetic (‘EM’) and magnetic survey. The anomalies identified by the airborne survey were followed up with geological mapping, prospecting, geochemistry and ground geophysics.

In July 2003, Knight reported that high grade boulders were discovered on surface in area now referred to as Frontier. Sixteen diamond drill holes were drilled in the Frontier area, several of which intersected high grade nickel mineralization analogous to that seen at Falconbridge’s Raglan deposits.

Geological information on the West Raglan Project is available on Knight’s website: www.knightresources.ca. A summary of the 2003 drilling on the West Raglan Project was included in Knight’s October 14, 2003 news release.

On April 22, 2004, Knight reported that they became aware that Novawest Resources Inc. of Vancouver, BC, has commenced litigation in the Supreme Court of British Columbia against Anglo American Exploration (Canada) Ltd. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Project.

Knight reported that they are relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

In late June 2004, Anglo American filed a Statement of Defence responding to allegations made by Novawest Resources Inc. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan property, and more specifically challenges the basis for all claims made by Novawest.

Knight is carrying out a $4,500,000 exploration program on the West Raglan project in the summer and fall of 2004.

As at February 29, 2004 the Company owns 8,160,750 common shares of Knight which is approximately 17% of Knight’s issued and outstanding common shares. As a result of Knight and Anglo American’s success in the 2003 exploration program, the Company’s investment in Knight has increased significantly in value and has become increasingly important to the Company.

Operating Results

The Company incurred a loss of $2,167,681 (2003 - $2,865,222). The Company’s loss per share was $0.03 for 2004 compared to a loss per share of $0.05 for 2003.

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The Company expended $950,719 (net of $116,483 received in the form of government grants) on its Stephens Lake Project (2002 - $925,622, net of $92,679 received in the form of government grants) and $132,335 on its Labrador Regional Project (2002 - $241,518). The Company has not expended any funds (2002 - $1,077) on its South Voisey Bay properties because Falconbridge was incurring the exploration costs in order to earn a 50% interest in the South Voisey Bay Project.

Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to earnings of $393,000 for the year ended February 29, 2004 for stock options granted to employees and directors.

The Company recorded stock-based compensation of $116,560 for 2003. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred an additional $1,123,620 of stock compensation in 2003.

Promotion and travel have both decreased in 2004 compared to 2003 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2003, the Company revised and updated its internet website and printed significantly more promotional material.

The Company’s administration and management fees were $471,400 during 2004 compared to $676,500 for 2003, a decrease of $205,100. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required less management time during fiscal 2004. The Company paid $166,400 (2003 - $230,000) to the President, $159,000 (2003 - $192,000) to the CEO and $53,000 (2003 - $120,000) to the exploration manager for management and technical services.

The Company paid an arms-length private company $93,000 (2003 - $136,000) for accounting, secretarial and general administrative services and paid the same company $48,000 (2003 - $48,000) for rent.

The Company paid British Columbia capital tax of $79,770 in 2004 (2003 - $nil) relating to capital taxes accrued in 2003. As at February 28, 2003, the Company accrued $159,412 for capital taxes owing and this amount was charged to office and miscellaneous. Because the actual amount of capital tax owing was less than the amount accrued, the Company credited the $79,642 of remaining capital tax accrual to office and miscellaneous in 2004. These accruals and credits are the primary reason for the large variance in the office and miscellaneous expense from 2003 to 2004. The Company has no capital tax liability for fiscal 2004 and beyond due to the elimination of the British Columbia capital tax and the increased threshold of the federal large corporate tax.

The Company subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at February 29, 2004, the Company owns 8,160,750 common shares of Knight which is approximately 17.4% of the outstanding common shares. This investment is accounted for using the equity method. Knight has directors and officers in common with the Company.

The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to February 29, 2004 was $1,060,200. As a result of share issuances by Knight after March 21, 2003 and up to February 29, 2004, the Company recorded a gain on deemed disposition of $991,103.

During the year ended February 29, 2004, the Company received proceeds totaling $311,556 for the redemption of the Knight convertible debenture. The redemption included 100% of the principle, being $280,000, and accrued interest of $31,556. The convertible debenture was written down in prior periods to reflect its market value, and consequently, the Company reported a gain on redemption of $267,254.

Liquidity and Capital Resources

At June 30, 2004, the Company had working capital of approximately $3,000,000. The Company’s working capital position at February 29, 2004 was $3,677,562 compared to $2,561,943 at February 28, 2003.

On February 27, 2004, the Company announced a private placement in the amount of $3,277,160. These funds were raised by the Company issuing a total of 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 expiring on March 6, 2006. Of the 20,482,250 units, 2,589,250 are flow-through. For income tax purposes, the subscription funds of $414,280 relating to the flow-through units will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscribers. Accordingly, the Company will not have available deduction from taxable income in respect of such expenditures. As at February 29, 2004, the Company has received $2,731,600 in subscription proceeds. The Company received the balance of subscription proceeds subsequent to February 29, 2004 and the private placement closed on March 2, 2004.

During the year ended February 29, 2004, the Company issued 7,175,000 common shares for net proceeds of $862,400 pursuant the exercise of stock options and warrants. It is anticipated that the Company will have the necessary funds available to meet its fiscal 2005 operating costs and the $1,500,000 exploration commitment on the Rainbow Project.

Investor Relations

The Company responded to shareholder inquiries throughout the year. In March 2003, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had booths at investment conferences in Montreal (April), Vancouver (June and January), New York (September) and Calgary (October).

In April 2003, the Company entered into an agreement with Institutional Market Communications Inc. (“IMC”), whereby IMC provided Investor Relations services for an initial term of 6 months, which term was extended. IMC focuses on servicing the Company’s European shareholders, bringing greater attention to the Company’s Frankfurt Stock Exchange listing, and introducing and presenting the Company to interested investors. During the fiscal year, the Company paid IMC $55,000 for services and $16,231 of expenses.